TAHOE RESOURCES REPORTS STRONG EARNINGS IN FIRST QUARTER 2016

•	Company completes acquisition of Lake Shore Gold, announces new development project, accelerates exploration drilling in Timmins

•	Commercial production achieved at Shahuindo

VANCOUVER, British Columbia – May 3, 2016 – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) (“Tahoe” or the “Company”) today announced financial and operating results for the three months ending March 31, 2016 and provided a production update for operations in Guatemala, Peru and Canada. Financial and operating data for the Company’s Canadian operations, acquired on April 1, 2016, are not included in the first quarter 2016 results.

Highlights for the first quarter of 2016 include the following (all amounts in U.S. dollars unless otherwise stated):

•	Adjusted net earnings(1) for the quarter amounted to $35.5 million or $0.16 per share.

•	Earnings and total comprehensive income were $37.8 million or $0.17 per share.

•	Operating cash flow before changes in working capital was $69.3 million or $0.30 per share.

•	Revenue totaled $132.1 million at total operating costs of $77.5 million leading to mine operating earnings of $54.6 million.

•	Silver production from Escobal amounted to 5.7 million ounces (“moz”) in concentrate.

•	Gold production from La Arena and Shahuindo amounted to 46,576 and 7,590 ounces in doré, respectively.

•	Sales of 4.6 moz silver, 50,598 ounces gold, 2,386 tonnes lead and 3,336 tonnes zinc.

•	Total cash costs(1) net of byproduct credits were $4.51 per silver ounce produced and $638 per gold ounce produced.

•	All-in sustaining costs(1) (“AISC”) net of byproduct credits were $5.97 per silver ounce produced and $825 per gold ounce produced.

•	$13.7 million was returned to shareholders through the monthly dividend.

•	Cash and cash equivalents at quarter-end were $90.8 million.

Subsequent to the end of the first quarter, a number of key developments were achieved. On April 1, 2016, the Company completed the acquisition of Lake Shore Gold Corp. (“Lake Shore Gold”), a low-cost gold producer with operations and growth projects located in the Timmins Gold Camp of Northern Ontario, Canada. On May 3, 2016, plans were announced for a new development project in Timmins, the Bell Creek Shaft Project, and for increased exploration drilling this year at a number of key targets in the area (see “New Capital Programs Approved” section). Also on May 3, 2016, the Company announced that construction and commissioning of the 10,000 tonne per day Phase 1 Shahuindo gold mine operation had been completed, with commercial production being achieved effective May 1, 2016.

Kevin McArthur, Executive Chair and CEO of Tahoe, commented: “We had a strong first quarter in 2016, with production levels very much in line with expectations and total cash costs for both silver and gold averaging better than our target ranges for the year. Driven by low unit costs, we generated significant internal cash flow and solid earnings. We also continued to return capital to shareholders during the quarter, paying $13.7 million through our monthly dividend.

“Very importantly, we took steps to ensure the long-term financial and operating success of our company. In Peru, the commissioning of Shahuindo continued on schedule during the quarter, with commercial production being achieved on May 1, 2016. Our development team at Shahuindo has done an excellent job, and we expect continued strong execution as we prepare for Phase 2 of the project, which is targeted to bring total annual gold production in Peru to approximately 300,000 ounces.

“The acquisition of Lake Shore Gold on April 1st is a key development for our company, through which we have added 170,000 to 180,000 ounces of annual low-cost gold production, as well as quality growth projects, in Timmins, Ontario. We are already moving ahead with plans to increase production at the Bell Creek Mine in Timmins and to accelerate exploration drilling in the area. With the addition of Lake Shore Gold, as well as the continued advancement of Shahuindo, we are targeting growth in gold production from 174,000 ounces in 2015 to over 550,000 ounces by 2020. We also expect to add mine life at all of our operations, with a specific target of increasing mineral reserves and mineral resources in Canada by two to four million ounces over the next four years.”

Escobal Operations Update

Average mill throughput at the Escobal mine was 4,264 tonnes per day with an average silver head grade of 524 grams per tonne (“gpt”) compared to average mill throughput of 3,724 tpd with an average silver head grade of 500 gpt in the first quarter of 2015. The mine produced metal concentrates containing 5.7 million ounces of silver, 3,298 ounces of gold, 2,738 tonnes of lead and 4,224 tonnes of zinc during the first quarter of 2016 compared to 4.6 million ounces of silver, 2,542 ounces of gold, 2,258 tonnes of lead and 3,410 tonnes of zinc for the same period in 2015. The average silver recovery to concentrates was 87.1% versus 85.0% in the first quarter of 2015.

During the first quarter of 2016, 5,474 dry metric tonnes of lead concentrate and 7,018 dry metric tonnes of zinc concentrate containing approximately 4.6 million payable ounces of silver were shipped and sold to third party smelters. Concentrate sales during the quarter generated $78.2 million in revenues at mine operating costs of $46.5 million resulting in mine operating earnings of $31.7 million.

Total cash costs per ounce of silver produced in concentrate, net of byproduct credits, for the first quarter of 2016 averaged $4.51, compared to $7.10 per ounce in the first quarter of 2015. AISC per ounce of silver, net of byproduct credits, averaged $5.97 per ounce versus $9.78 per ounce for the same period a year ago. Cost and productivity improvements in the mine and mill, coupled with favorable diesel fuel prices, continue to drive production costs lower.

Escobal Unit Costs ($/Tonne)
	2014	2015	Q1/16
Mine Operations	$42.76	$38.66	$34.91
Process Operations	$31.20	$20.59	$18.38
Site G&A	$21.84	$19.86	$16.32
Total Operating Costs	$95.80	$79.11	$69.61

A total of 1,870 metres of development was completed during the first three months of 2016, with mining during the quarter concentrated on the Central Zone. Production in the East Zone commenced in April 2016.

The new paste backfill plant was commissioned in March 2016 and is fully operational. Installation of paste delivery lines to the East Zone was completed during the first quarter.

La Arena Operations Update

A total of 3.6 million tonnes of ore at an average grade of 0.48 gpt was placed on the leach pad during the first quarter of 2016. Ore tonnes mined also totaled 3.6 million at a strip ratio of 2.30 tonnes of waste per tonne of ore mined.

There were 46,576 gold ounces produced in doré and 46,143 gold ounces sold during the first quarter of 2016.

Gold sales during the first quarter of 2016 generated $54.0 million in revenues at mine operating costs of $31.1 million resulting in mine operating earnings of $22.9 million.

Total cash costs per ounce of gold produced, net of byproduct credits, averaged $638 in the first quarter of 2016, while AISC for the same period averaged $825 per ounce.

Sustaining capital projects advanced in the first quarter of 2016 included planned extensions of the leach pads and the waste dump. At the end of the quarter, these projects remained on schedule to meet 2016 production targets.

Shahuindo Operations Update

Construction and commissioning was completed on schedule with commercial production commencing effective May 1, 2016. Gold produced in doré during the first quarter of the year from pre-commercial production operations totaled 7,590 ounces. A total of 790,608 tonnes was placed on pads during the first quarter of 2016 at an average grade of 0.97 gpt gold. The strip ratio was 0.29 tonnes of waste rock per tonne of ore mined.

Bulk heap leach tests and geologic mapping conducted in 2016 have resulted in the conclusion that the deposit contains a higher percentage of siltstone than originally estimated and that dump leaching of blended siltstone and sandstone ores will not achieve acceptable metallurgical or geotechnical results for long-term operations. Design, procurement, and construction of the crushing and agglomeration plant have begun and are expected to be completed in two phases. The first phase with a capacity of 12,000 tpd is projected to be constructed and operational in the first quarter of 2017 with an additional 24,000 tpd of capacity scheduled to be installed and operational by the second quarter of 2018. The estimated cost to complete the expansion to 36,000 tpd by the end of the second quarter of 2018 remains in the range of $140 to $160 million including expansion capital spent during the first quarter of 2016. Compared to the feasibility study filed for Shahuindo in January of 2016, crushing and agglomeration are expected to begin one year earlier which will increase operating costs and gold recovery in 2017. Minimal impact to project economics is anticipated relative to the feasibility study.

Canadian Operations Update

On April 1, 2016, the Company completed the acquisition of Lake Shore Gold (the “Transaction”). In connection with the closing of the Transaction, the Company issued an aggregate of 69,239,629 commons shares of Tahoe to the former shareholders of Lake Shore Gold and authorized the issuance of up to an additional 1,621,877 common shares issuable upon the exercise of the stock options held by former option holders of Lake Shore Gold.

Financial and operating data from Lake Shore Gold are not included in Tahoe’s first quarter 2016 results. During the first three months of 2016, the operating assets of Lake Shore Gold produced 36,800 ounces of gold by processing 305,900 tonnes at an average grade of 3.90 gpt. Other highlights during the first quarter included the release of an initial resource at the 144 Gap Deposit, a new deposit identified approximately 700 metres from existing underground infrastructure at Timmins West Mine. The resource includes 1.7 million tonnes at an average gold grade of 5.41 gpt for 301,700 ounces of gold in the indicated category and 1.9 million tonnes at an average gold grade of 5.19 gpt for 319,200 ounces in the inferred category. Initial drill results were released at the Whitney Project (“Whitney”) during the first quarter of 2016.

Whitney is located adjacent to the Bell Creek Complex and is a joint venture with Goldcorp Canada Ltd., with Tahoe being the operator. The initial drill results included high-grade intersections which extended the known mineralization around the historic Hallnor Mine to the west, to the north and to depth. Over 30,000 metres of drilling is planned at Whitney in 2016, with the project being advanced using an open-pit model with the potential to transition to underground mining.

New Capital Programs Approved

On May 3, 2016, the Tahoe Board of Directors approved the Bell Creek Shaft Project, an initiative to re-commission and deepen the historic shaft at the Bell Creek Mine. The shaft currently extends to a depth of approximately 300 metres and is used for secondary escape and ventilation. The shaft project, when complete, will extend the shaft to the 1080 metre level elevation and equip the shaft to hoist ore and waste. The benefit of deepening the shaft is to allow lower-cost production at higher production rates and accelerated delineation of the deep resources as well as exploration at depth. The project is anticipated to cost approximately $80 million and is expected to be executed over the next 2.5 years.

The Board of Directors also approved additional spending to accelerate exploration and delineation of the 144 Gap area, Gold River, and Whitney projects. 2016 guidance remains unchanged, as the capital for the shaft project in 2016 and the additional exploration spending have been offset with other savings and do not result in spending outside of the ranges reflected in prior projections.

Treatment of Lake Shore Convertible Debentures

On April 1, 2016, as a result of the completion of Tahoe’s acquisition of Lake Shore Gold, Lake Shore gave notice of its offer to purchase for cash all of its outstanding 6.25% convertible unsecured debentures (the “Debentures”) at 100% of the principal amount plus accrued and unpaid interest (the “Change of Control Offer”). The Change of Control Offer expired on April 18, 2016 with no Debentures tendered.

Concurrently with the Change of Control Offer, Lake Shore Gold gave notice of its election to redeem the Debentures on May 16, 2016 at a price equal to their principal amount plus accrued and unpaid interest. Tahoe and Lake Shore Gold have elected to satisfy the obligation to repay the principal amount of the Debentures by issuing Tahoe shares to the holders of the Debentures. The number of Tahoe shares to be issued will be determined by dividing the aggregate principal amount of the outstanding Debentures which are to be redeemed by 95% of the volume weighted average trading price of Tahoe shares for the 20 trading days ending on and including May 9, 2016. The accrued and unpaid interest on the Debentures will be paid in cash. Debentureholders maintain the right to convert the Debentures at any time prior to 5:00 pm (Toronto time) on May 13, 2016 at a conversion price of CAD$9.5433 per Tahoe share, being a conversion rate of 104.7856 Tahoe shares per $1,000 principal amount of the Debentures. If all of the outstanding Debentures are converted by debentureholders at this conversion price, a total of approximately 10,811,895 Tahoe shares will be issued on conversion.

2016 Guidance(1)(2)(3)(4)(5)(6)

The Company’s revised guidance to reflect the acquisition of Lake Shore Gold was first reported in a press release dated April 4, 2016 and is provided below. The financial and operating results for Tahoe’s Lake Shore Gold Division are included in the Company’s consolidated results effective April 1, 2016.

2016 Silver Production	18 – 21 moz
2016 Gold Production	370 – 430 koz
Total cash cost per silver oz produced	7.50 – $8.50/oz
AISC per silver oz produced	$10.00 – $11.00/oz
Total cash cost per gold oz	$ 675 – $725/oz
AISC per gold oz produced	$ 950 – $1,000/oz
Sustaining capital (incl. capitalized exploration)	$ 115 – $135 million
Project capital	$ 80 – $105 million
Exploration expense	$ 15 – $20 million
Corporate G&A (includes non-cash stock-based compensation)	$ 45 – $50 million

Footnotes:

(1)	See the “Cautionary Note on Non-GAAP Financial Measures” and “Forward-Looking Statements” sections of this press release.
(2)	Assumes the following metals prices: $16.00/oz silver; $1,300/oz gold; $2,094/tonne lead; $2,094/tonne zinc.
(3)	Assumes payable by-product metal production: 8,462 oz gold; 8,117 tonnes lead; 10,266 tonnes zinc.
(4)	By-product credits per ounce of silver: gold $0.52; lead $0.82; zinc $1.02; total $2.36.
(5)	All per ounce costs are based on silver ounces contained in concentrates (silver) and gold ounces in doré (gold).
(6)	Gold production guidance is based on 12 months of production from La Arena as well as the Company’s Canadian operations and eight months of production from Shahuindo.

Conference Call

Tahoe’s senior management will host a conference call to discuss the first quarter results on Wednesday, May 4, 2016 at 11:00 a.m. ET (8:00 a.m. PT). To join the call please dial 1-800-319-4610 (toll free from Canada and the U.S.) or +1-604-638-5340 (from outside Canada and the U.S.). A recording of the call will be available later in the day on the Company’s website.

Complete financial results as well as the Company’s management discussion and analysis and other filings will be filed on SEDAR (www.sedar.com) and the Company’s website (www.tahoeresources.com).

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate mines to world standards, to pay significant shareholder dividends and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

Qualified Person Statement

Technical information in this press release has been approved by Charlie Muerhoff, Vice President Technical Services, Tahoe Resources Inc., a Qualified Person as defined by NI 43-101.

Cautionary Note on Non-GAAP Financial Measures

The Company has included certain non-GAAP financial measures throughout this presentation which include total cash costs and all-in sustaining costs per silver and per gold ounce (“all-in sustaining costs”). These measures are not defined under IFRS and may be calculated differently by other companies depending on the underlying accounting principles and policies applied. As such, these Non-GAAP financial measures should not be considered in isolation. The Company’s Escobal mine produces primarily silver in concentrates with other metals (gold, lead and zinc), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue and is therefore considered “byproduct”. The Company’s La Arena, Timmins West and Bell Creek mines produce primarily gold with other metals (primarily silver), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue and is therefore considered byproduct. The Company believes these measures will provide investors and analysts with useful information about the Company’s underlying earnings, cash costs of operations, the impact of byproduct credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. These measures are intended to provide additional information and should not be substituted for GAAP measures.

Consolidated adjusted earnings (loss) and consolidated adjusted earnings (loss) per share

The Company has adopted the reporting of consolidated adjusted earnings (loss) (“adjusted earnings (loss)”) and consolidated adjusted earnings (loss) per share (“adjusted earnings (loss) per share”) as a non-GAAP measure of a precious metals mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning and the Company’s presentation of adjusted measures are not meant to be substituted for GAAP measures of consolidated net earnings (loss) or consolidated net earnings (loss) per share and should be read in conjunction with such GAAP measures. Adjusted earnings (loss) and adjusted earnings (loss) per share are calculated as net earnings (loss) excluding i) non-cash impairment losses and reversals on mineral interest and other assets tax, ii) unrealized foreign exchange gains or losses related to the revaluation of deferred income tax assets and liabilities on non-monetary items, iii) unrealized foreign exchange gains or losses related to other items, iv) unrealized gains or losses on derivatives, v) non-recurring provisions, vi) gains or losses on sale of assets and vii) any other non-recurring adjustments and the related tax impact of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed periodically based on materiality and the nature of the event or circumstance. The Company calculates adjusted earnings (loss) and adjusted earnings (loss) per share on a consolidated basis.

Total cash costs and total production costs

The Company reports total cash costs and total production costs on a silver ounce and a gold ounce produced basis. The Company follows the recommendation of the cost standard as endorsed by the Silver Institute (“the Institute”) for the reporting of cash costs (silver) and the generally accepted standard of reporting cash costs (gold) by precious metal mining companies. The Institute is a nonprofit international association with membership from across the silver industry. The Institute serves as the industry’s voice in increasing public understanding of the many uses and values of silver. This remains the generally accepted standard for reporting cash costs of production by precious metal mining companies. Total cash costs and total production costs are divided by the number of silver ounces contained in concentrate or gold ounces recovered from the leach pads to calculate per ounce figures. When deriving the production costs associated with an ounce of silver or gold, the Company deducts byproduct credits from sales which are incidental to producing silver and gold.

All-in sustaining costs

The Company has adopted the reporting of all-in sustaining costs as a non-GAAP measure of a precious metals mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council, the market development organization for the gold industry. The World Gold Council is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements. All-in sustaining costs include total cash costs incurred at the Company’s mining operation, sustaining capital expenditures, corporate administrative expense, exploration and evaluations costs, and reclamation and closure accretion. The Company believes that this non-GAAP measure represents the total costs of producing silver and gold from its operation, and provides additional information of the Company’s operational performance and ability to generate cash flows to support future capital investments and to sustain future production.

For additional information regarding these non-GAAP measures (including reconciliations to IFRS measures and by-product credit calculations, as applicable), see Tahoe’s management’s discussion and analysis for the three months ended March 31, 2016 available at www.tahoeresources.com and on SEDAR at www.sedar.com. For information on how Lake Shore Gold has historically disclosed these non-GAAP measures (including reconciliations to IFRS measures, as applicable), see Lake Shore Gold’s management’s discussion and analysis for the year ended December 31, 2015, also available on SEDAR.

Forward-Looking Statements

This release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intend", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions or statements identify forward-looking statements. Forward-looking statements include, but are not limited to, statements related to the following: the 2016 operations outlook and production guidance, including estimates related to gold and silver mineral reserves and mineral resources, production, total cash cost per ounce, all-in sustaining cost per ounce, capital expenditures, corporate general and administration expenses and exploration expenses; growing gold production to over 550,000 ounces by 2020; increasing mineral reserves and mineral resources in Canada by 2 to 4 million ounces over the next four years; increasing mineral reserves and mineral resources in order to add mine life in all operations; growing the Lake Shore Gold Division production to over 250,000 ounces per year by 2020; meeting targeted total annual production in Peru at 300,000 ounces; re-commissioning and deepening the shaft at the Bell Creek Mine to more than double production at that operation; advancing the Whitney Project, including accelerating exploration drilling; advancing the 144 Gap Deposit, including accelerating exploration drilling and moving into commercial production in 2017; advancing an exploration drilling program at Gold River; possible expansion of the Bell Creek Mill to 5,500 tonnes per day; completing drilling programs at Escobal to support an increase in reserve life to over 20 years; the timing for the feasibility study for the development of the sulfide deposit at La Arena; planned extensions of the leach pads and the waste dump at La Arena; the continued commercial production at Shahuindo; the installation of underground dewatering wells and the commencement of underground exploration drilling at Escobal; the timing of sustaining capital projects; the expectation of meeting production targets; the preparation of a new geological model and project scoping study at La Arena during 2016; and the timing and cost of the design, procurement, and construction of the crushing and agglomeration plant at Shahuindo.

Forward-looking statements are based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s performance and ability to implement operational improvements at the Escobal, La Arena, Timmins West and Bell Creek mines; the Company’s ability to carry on exploration and development activities, including construction; the timely receipt of required approvals; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian sol and the United States dollar remaining consistent with current levels; and the Company’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: the fluctuation of the price of silver, gold and other metals; changes in national and local government legislation, taxation and controls or regulations; social unrest, and political or economic instability in Guatemala and/or Peru; the availability of additional funding as and when required; the speculative nature of mineral exploration and development; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; the uncertainty in the estimation of mineral resources and mineral reserves; the uncertainty in geologic, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks, including access to water and power; the impact of inflation; changes in the administration of governmental regulation, policies and practices; environmental risks and hazards; insurance and uninsured risks; land title risks; risks associated with illegal mining activities by unauthorized individuals on the Company’s mining or exploration properties; risks associated with competition; risks associated with currency fluctuations; contractor, labor and employment risks; dependence on key management personnel and executives; the timing and possible outcome of pending or threatened litigation; the risk of unanticipated litigation; risks associated with the repatriation of earnings; risks associated with negative operating cash flow; risks associated with the Company’s hedging policies; risks associated with dilution; and risks associated with effecting service of process and enforcing judgments. For a further discussion of risks relevant to the Company, see the Company’s Annual Information Form available on SEDAR under the heading “Description of Our Business – Risk Factors”.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except as, and to the extent required by, applicable securities laws.

For further information, please contact:

Tahoe Resources Inc.
Mark Utting, Vice President, Investor Relations
investors@tahoeresources.com
Tel: 416-703-6298